DEALERWEB LLC

(SEC I.D. No. 8-38103)

Statement of Financial Condition as of December 31, 2025, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Annual Reports

Form X-17A-5

Part III

SEC FILE NUMBER
8-38103

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Dealerweb LLC**

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 Plaza Five, Harborside Financial Center

(No. and Street)

Jersey City   **NJ**   **07311**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Cotter   **646-484-2929**   cotter@dealerweb.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza   **New York**   **NY**   **10112-0015**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **34**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholder's or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Affirmation

I, Richard J. Cotter, affirm that, to the best of my knowledge and belief the financial report pertaining to the firm of Dealerweb LLC, as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Richard J. Cotter

Chief Financial Officer



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Dealerweb LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dealerweb LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 17, 2026

We have served as the Company's auditor since 2019.

Dealerweb LLC
Statement of Financial Condition
December 31, 2025 (in thousands)

Assets

Cash and cash equivalents	$	262,534
Cash segregated under federal regulations		1,000
Receivables from brokers and dealers and clearing organizations net of allowances for credit losses of $92		33,955
Deposits with clearing organizations		43,090
Right-of-use assets		618
Memberships in clearing organizations		3,116
Receivable from affiliates		1,937
Accrued income		3,305
Goodwill		69,767
Intangible assets - net of accumulated amortization		53,427
Other assets		461
Total assets	$	473,210

Liabilities and Member's Capital

Liabilities

Payable to brokers and dealers and clearing organizations	$	5,144
Accrued compensation		39,425
Accounts payable, accrued expenses and other liabilities		1,156
Lease liability		709
Payable to affiliates		4,508
Total liabilities		50,942

Member's Capital

Member's capital		422,268
Total liabilities and member's capital	$	473,210

The accompanying notes are an integral part of this financial statement.

Dealerweb LLC
Notes to Financial Statement
December 31, 2025

1. Nature of Operations

Dealerweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Municipal Securities Rulemaking Board ("MSRB"), a registered independent introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company is recognized as a foreign trading venue in Switzerland and is a recognized body of the Dubai Financial Services Authority. The Company relies on the international dealer exemption in the Canadian provinces of Ontario, Quebec and Nova Scotia and the ATS Order Exemption for Ontario, Quebec and Nova Scotia. The Company operates as a broker's broker primarily in the purchase and sale of United States government and government agency mortgage-backed securities, United States treasury bills, notes and bonds, repurchase agreements and collateralized mortgage obligations. The Company operates an electronic trading system for its clients as a registered alternative trading system ("ATS") primarily for U.S. treasury and agency mortgage-backed securities.

Dealerweb LLC is a wholly-owned subsidiary of Tradeweb IDB Markets, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Tradeweb Markets LLC ("Markets") which is a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI").

Execution Access Merger

On June 25, 2021 (the "Acquisition Date"), Markets closed on the acquisition of Execution Access, LLC ("EA"), together with related assets (the "EA Business") and affiliates for an all cash purchase price of $190 million, net of cash acquired. The Company attributed $152 million of the $190 million purchase price to the EA Business. EA was a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. EA operated as a U.S. Government Securities Broker and offered or engaged in electronic trading of U.S. treasury securities for its clients as a registered ATS for U.S. treasury securities. On November 7, 2022, EA merged with and into the Company with the Company being the surviving post-merger entity (the "EA Merger"). The EA Merger was accounted for as a merger of entities under common control and therefore the Company initially measured the recognized assets and liabilities transferred at their carrying amounts in the accounts of Markets at the date of transfer.

Dealerweb Inc. Merger into Dealerweb LLC

On December 20, 2024, Dealerweb Inc., a wholly owned subsidiary of the Parent, entered into an agreement and plan of merger (the "Merger Agreement") together with the Parent and Dealerweb LLC, a Delaware limited liability company and wholly owned subsidiary of the Parent. Under the terms of the Merger Agreement, Dealerweb Inc. merged with Dealerweb LLC effective January 2, 2025, with Dealerweb LLC being the surviving entity (the "DW Merger"). The DW Merger was accounted for as a merger of entities under common control. Therefore, the Company initially measured the recognized assets and liabilities transferred at the carrying amounts in the accounts of Dealerweb Inc. at the date of transfer and, in the Company's financial statements as of and for the year ended December 31, 2025, all financial information has been retrospectively adjusted to reflect the DW Merger as if it occurred on January 1, 2025.

Dealerweb LLC
Notes to Financial Statement
December 31, 2025

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the difference may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with remaining maturities at the time of purchase of less than three months.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses on existing commissions receivable and other receivables included in receivable from brokers and dealers and clearing organizations, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. An analysis of the financial condition of the Company's counterparties is also performed. Aged balances that are determined to be uncollectible are written off against the allowance for credit losses.

Goodwill

Goodwill is the cost of the EA Business in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is not amortized, but is tested for impairment annually on October 1st and between annual tests, whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company consists of one reporting unit for goodwill impairment testing purposes. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Goodwill was last tested for impairment on October 1, 2025 and no impairment of goodwill was identified.

Intangible Assets

Intangible assets are the customer relationships of the EA business that are amortized over the estimated useful lives of 13 years. These intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss is recognized if the sum of the estimated discounted cash flows relating to the asset or asset group is less than the corresponding book value. No impairment loss was recognized on intangible assets for the year ended December 31, 2025.

Translation of Foreign Currency

Assets and liabilities denominated in currencies other than U.S. dollars are recorded in U.S. dollars at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are then remeasured at the end of each reporting period at the exchange rate prevailing at the end of the reporting period.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for income tax purposes as of that date. As a single member limited liability company and a disregarded entity for income tax purposes, the taxable income or loss of the Company is includable in the Federal and state income tax returns of the Parent and as a result, no federal or state income tax provision was recorded by the Company on its earnings subsequent to the Merger Approval Date. The Company elected not to be allocated a share of consolidated income taxes in its financial statements. This election was made in order to simplify the Company's accounting for income taxes.

Stock Based Compensation

The stock-based payments received by the employees of the Company are accounted for as equity awards. The Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820, Fair Value Measurement ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Dealerweb LLC
Notes to Financial Statement
December 31, 2025

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial Instruments Measured at Fair Value

The Company's financial instruments measured at fair value on the statement of financial condition as of December 31, 2025, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets					
Cash equivalents - Money market funds	$ 227,669	$ 227,669	$ —	$ —	$ 227,669
	$ 227,669	$ 227,669	$ —	$ —	$ 227,669

The Company's money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Financial Instruments Not Measured at Fair Value

The Company's financial instruments not measured at fair value on the statement of financial condition as of December 31, 2025, in thousands, have been categorized based upon the fair value hierarchy as follows:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets					
Cash	$ 34,865	$ 34,865	$ —	$ —	$ 34,865
Cash segregated under federal	1,000	1,000	—	—	1,000
Receivable from brokers and dealers and clearing organizations	33,955	—	33,955	—	33,955
Deposits with clearing organizations	43,090	43,090	—	—	43,090
Memberships in clearing organizations	3,116	—	—	3,116	3,116
	$116,026	$ 78,955	$ 33,955	$ 3,116	$116,026
Liabilities					
Payable to brokers and dealers	$ 5,144	$ —	$ 5,144	$ —	$ 5,144
	$ 5,144	$ —	$ 5,144	$ —	$ 5,144

The carrying value of financial instruments not measured at fair value classified within level 1 or level 2 of the fair value hierarchy approximates fair value because of the relatively short-term nature of the underlying assets or liabilities. The memberships in clearing organizations are classified within level 3 of the fair value hierarchy because the valuation requires assumptions that are both significant and unobservable.

Recent Accounting Pronouncements

In July 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 introduces a practical expedient for measuring expected credit losses that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from revenue from contracts with customers. ASU 2025-05 is effective for the Company's fiscal year ending December 31, 2026. The guidance is to be applied on a prospective basis and early adoption is permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its financial statements.

In November 2024, FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires the disaggregation of certain costs and expenses in the notes to the financial statements to provide enhanced transparency into the expense captions presented on the face of the income statement. ASU 2024-03 is effective for the Company's fiscal year ending December 31, 2027. The guidance may be applied on a prospective or retrospective basis and early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

3. Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes a proprietary accounts of broker-dealers ("PAB") reserve, which requires the Company maintain minimum segregated cash in the amount of excess total credits per the Reserve Computation. As of December 31, 2025, cash in the amount of $1,000,000 has been segregated in the PAB reserve account, exceeding the requirements pursuant to SEC Rule 15c3-3.

4. Deposits with Clearing Organizations

Deposits with clearing organizations consists of cash deposits.

5. Receivable from and Payable to Brokers and Dealers and Clearing Organizations

Receivable from and payable to brokers and dealers and clearing organizations includes commissions receivable and other receivables and payables. Receivable from and payable to brokers and dealers and clearing organizations also includes proceeds from transactions which failed to settle due to the inability of a transaction party to deliver or receive the transacted security. These securities transactions are generally collateralized by those securities. Until the failed transaction settles, a receivable from (and often a matching payable to) brokers and dealers and clearing organizations is recognized for the proceeds from the unsettled transaction.

6. Goodwill and Intangible Assets

Goodwill and intangibles assets relate to the EA Business. Goodwill and intangible assets include the following, in thousands, at December 31, 2025, in thousands:

Goodwill	$	69,767
Intangible assets - customer relationships, cost	$	81,714
Accumulated amortization		(28,287)
Intangible assets - customer relationships, net of accumulated amortization	$	53,427

7. Leases

The Company recognizes a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The Company accounts for an option to extend a lease when the option is reasonably certain to be exercised. The asset reflects the present value of future minimum lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of future minimum lease payments. The Company has elected to account for non-lease components in a contract as part of the single lease component to which they are related.

Significant assumptions and judgements in calculating the right-of-use assets and lease liability include the determination of the applicable borrowing rate for each lease.

At December 31, 2025, weighted average borrowing rate and weighted average lease terms are as follows:

Weighted average borrowing rate	3.29 %
Weighted average remaining lease term (years)	2.50

The following table presents the future minimum lease payments and the maturity of lease liabilities, in thousands, as of December 31, 2025

	Amount (in thousands)
2026	$ 289
2027	297
2028	152
2029	—
Total future minimum lease payments	738
Less imputed interest	(29)
Lease liability	$ 709

8. Stock-Based Compensation Plans

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units that vest based on the financial performance of TWMI ("PRSUs"), restricted share units ("RSUs") and performance-based restricted stock units that vest based on market conditions ("PSUs"), to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock and generally cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The fair value of PRSUs is calculated on the grant date using the stock price of TWMI's Class A common stock. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of TWMI. For PRSU awards granted during 2025 and 2024, the financial performance of TWMI will be determined based on the compound annual growth rate over a three-year performance period beginning on January 1 in the year of the grant. For PRSU awards granted during 2023 and prior, the financial performance of TWMI was determined based on the financial performance of TWMI in the grant year, and any earned awards that remain outstanding are subject to time-based vesting conditions. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount for awards granted during 2025, 2024 and 2023. PRSUs granted during 2022 had a 200% maximum performance modifier.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs generally vest one-third each year over a three-year period. The grant date fair value of RSUs is determined using the stock price of TWMI's Class A common stock.

PSUs are promises to issue actual shares of common stock and cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of TWMI's total shareholder return over a three-year performance period. The performance modifier can vary between

0% (minimum) and 250% (maximum) of the target (100%) award amount. The grant date fair value of PSUs, determined using a Monte Carlo simulation model.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $260,325,000 which exceeded its requirement of $3,131,000 by $257,194,000. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

10. Related Party Transactions

Under a service agreement between the Company and Markets, Markets provides the Company with certain legal, financial, tax, accounting, human resources, facilities, marketing, technology and administrative services relating to the Company's inter-dealer broker business.

Under a service agreement between the Company and DW SEF LLC ("DW SEF"), an affiliate of the Company, the Company provides DW SEF with certain receipt collection, payroll, benefits and administrative services relating to DW SEF's business. Reimbursements on the agreement are based on actual costs incurred by the Company. On a monthly basis, the Company settles the net receivable or payable with DW SEF via receivables from and payable to affiliates. Receivables from and payable to affiliates balances with other affiliates are settled in the same manner.

The Company invoices customers and collects fees on behalf of Markets.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

11. Off-Balance-Sheet Risk and Credit Risk

In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company will recognize a receivable from (and a matching payable to) brokers and dealers and clearing organizations for the proceeds from the unsettled transaction, until the failed transaction settles. The Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction. However, from time to time, the Company enters into repurchase and/or reverse repurchase agreements to facilitate the clearance of securities relating to fails to deliver or receive. The Company seeks to manage credit exposure related to these agreements to repurchase (or reverse repurchase), including the risk related to a decline in market value of collateral (pledged or received), by entering into agreements to repurchase with overnight or short-term maturity dates and only entering into repurchase transactions with netting members of the Fixed Income Clearing Corporation ("FICC"). The FICC operates a continuous net settlement system, whereby as trades are submitted and compared, the FICC becomes the counterparty.

A substantial number of the Company's transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions

can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Company.

The Company does not expect nonperformance by counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Cash and cash equivalents includes cash and highly liquid investments held by a limited number of global financial institutions, including cash amounts in excess of federally insured limits. To mitigate this concentration of credit risk, the Company invests through high-credit-quality financial institutions, monitors the concentration of credit exposure of investments with any single obligor and diversifies as determined appropriate.

In the normal course of business, the Company enters into agreements with its customers which provide the customers with indemnification rights, including in the event that the Company's electronic trading system infringes upon the intellectual property or other proprietary rights of a third party. The Company's exposure under these agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including banks and broker-dealers. At December 31, 2025, the Company maintained an allowance for credit losses of $92,000 with regard to these receivables.

12. Segment Information

Operating segments are defined as components of an entity for which separate discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is the Chief Executive Officer ("CEO") of TWMI.

The CEO of TWMI manages TWMI on a consolidated basis as one operating segment and one reporting unit because of the integrated nature of the activities across the various U.S. broker-dealers, internationally regulated entities and other subsidiaries through which it conducts its global business. As a result, for purposes of these financial statements, the Company is also considered one operating segment and one reporting unit whose operations are derived substantially all in the United States of America.

13. Subsequent Events

There were no subsequent events requiring adjustment to the financial statement or disclosure through February 17, 2026, the date that the Company's financial statement was issued.